

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2013

Via E-mail
Rice Powell
Chief Executive Officer
Fresenius Medical Care AG & Co. KGaA
Else-Kröner Strasse 1
61352 Bad Homburg, Germany

> **Re: Fresenius Medical Care AG & Co. KGaA**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-32749**

Dear Mr. Powell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 57

B.   Liquidity and Capital Resources, page 72

1.   We note your contractual obligations and commitments table on page 76 includes "other long-term obligations" in the amount of $122 million. Please tell us the nature of the items in other long-term obligations. We also note other long-term liabilities reflected on your balance sheet such as income tax payable, pension and other liabilities. Please explain how these items were considered in your contractual obligations table. To the extent the timing of payments of these liabilities is not certain, provide footnotes to the table to describe the nature and amounts of these obligations and the reasons why timing of payments is not certain. Please provide us your proposed draft disclosure to be included in future filings. For further guidance, refer to SEC Release No. 33-8182 and Section II.C of SEC Interpretation Release No 33-9144.

Rice Powell
Fresenius Medical Care AG & Co. KGaA
June 25, 2013
Page 2

Non-U.S. GAAP Measures, page 78

Debt covenant disclosure – EBITDA, page 78

2.   We note your disclosed EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $2,821 million, $2,632 million and $2,427 million for the years ended 2012, 2011 and 2010, respectively; however, your reconciliation on page 79 includes adjustments for stock compensation expense and other items. Please adopt a revised title that signals the measure includes adjustments in addition to those identified in the EBITDA acronym. Provide us with the proposed disclosures to be included in future filings. Refer to Section 103.01 of Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Nasreen Mohammed, Assistant Chief Accountant, at 202-551-3773 if you have questions regarding these comments and related matters.

                                    Sincerely,

                                    /s/Tia L. Jenkins

                                    Tia L. Jenkins
                                    Senior Assistant Chief Accountant
                                    Office of Beverages, Apparel, and Mining